VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:          Assured Guaranty Ltd.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Quarter Ended March 31, 2010

File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated August 6, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q  for the quarter ended March 31, 2010 for Assured Guaranty Ltd. (the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Earned Premiums, page 105

1.              You state that the increase in financial guaranty direct net premiums earned in 2009 compared to 2008 is primarily attributable to the AGMH Acquisition offset slightly by the effects of conforming accounting policies and earnings methodologies between and higher refundings AGC and AGMH.  Please revise your disclosure to clarify whether AGMH accounting policies were conformed to your pre-existing policies and to quantify the impact of conforming your accounting policies.  If you conformed your accounting policies to those of AGMH, please explain to us whether a preferability letter is required.

Company Response

AGC and AGMH both follow the revenue recognition guidance under ASC 944-605.  While we characterized one of the impacts on 2009 earned premium as being the result of conforming accounting policies, such impact would have been more appropriately characterized as a change in estimate.  The impact was a result of conforming estimates under ASC 944-605 and not differing accounting policies.

The Company will characterize this item as a change in accounting estimate in any future references commencing with its Form 10-Q filing for the quarter ended September 30, 2010.

Goodwill and Settlement of Pre-Existing Relationship, page 114

2.              Please revise to disclose the method you used to determine the preexisting relationship settlement amount.  Please refer to ASC 805-10-50-2.e.4.

Company Response

As disclosed in Note 2 to Item 8 of the filing, the Company and AGMH had a pre-existing reinsurance relationship in which the Company assumed financial guaranty risks ceded to it by AGMH.  This pre-existing relationship was effectively settled at fair value.  We determined fair value as the difference between contractual premiums and our estimate of current market premiums.

The Company will include this descriptive language in its future MD&A references to this settlement amount commencing with its Form 10-Q filing for the quarter ended September 30, 2010.

Notes to Consolidated Financial Statements

2. AGMH Acquisition, page 184

3.              Please revise your disclosure to indicate that you applied the acquisition method of accounting and that you recorded the identifiable assets acquired and liabilities assumed at their fair values on the acquisition date.  Please see ASC 805-10-25-1 and ASC 805-20-25-1.  In this regard, unlike the purchase method, the acquisition method does not allocate a purchase price to the assets acquired and liabilities assumed; the purchase method included acquisition costs in the purchase price and required an allocation of that total acquisition cost.

Company Response

The Company will revise its disclosure commencing with its Form 10-Q filing for the quarter ended September 30, 2010 to indicate that it, in fact, applied the acquisition method of accounting and that it recorded the identifiable assets acquired and liabilities assumed at their fair values on the acquisition date.

2. AGMH Acquisition

Application of Financial Guaranty Insurance Accounting to the AGMH Acquisition, page 187

4.              Please tell us how your accounting treatment complies with ASC 944-805-30-1.  In this regard, tell us why you recorded deferred premium revenue at the estimated premium that a similarly rated hypothetical financial guarantor would demand to assume each policy rather than recording it at the unamortized amount based on the unexpired portion of the contracts acquired as of the acquisition date following your accounting policy, except that amounts that have been received on the contract before that date would be excluded.  Then, it would seem to follow that the amount of loss and loss adjustment expense reserves should be recorded using your accounting policy.  Similarly, it would seem to us that this treatment would be afforded to ceded unearned premium reserve and reinsurance recoverable on unpaid losses.  After the components are recorded including premium receivable, it would then seem that an other liability, representing the unfavorable contracts acquired and equating to the difference between the components and the fair value of the contracts acquired as indicated in ASC 944-805-30-1.b, should be recorded.

Company Response

The Company acquired AGMH at a substantial discount to GAAP book value.  The economic conditions and poor performance of many of AGMH’s insured obligations resulted in financial guaranty insurance liabilities at the acquisition date that had fair values greater than the sum of recorded unearned premium revenue (“UPR”) and loss reserves.  The most significant adjustment to recorded assets and liabilities related to the fair value of insurance policies written in the U.S. residential mortgage-backed security asset class.  For acquired financial guaranty insurance policies, at the acquisition date     1) AGMH was already paying claims or it was probable that the Company would make future claim payments (i.e. the policies have cash outflows associated with them), 2) we are obligated to provide ongoing insurance coverage on the remaining insured exposure and potentially pay claims in the future and 3) we expected future cash inflows from insurance premiums for the continuing insurance coverage described in 2.

ASC 944-805-30-1 requires the acquirer to recognize the fair value of the acquired insurance assets and liabilities in the following components: a) assets and liabilities measured in accordance with the acquirer’s accounting policies for insurance and reinsurance contacts that it issues or holds.  Those assets acquired and liabilities assumed would not include the acquirer’s deferred acquisition costs and unearned premiums that do not represent future cash flows; and b) an intangible asset (or occasionally another liability, which is the case here) representing the difference between the fair value of the contractual insurance and reinsurance assets acquired and liabilities assumed and the amount described in a).

We explored two views on acquisition accounting for AGMH’s financial guaranty insurance contracts: 1) the accounting treatment that we believe is appropriate and 2) the treatment that the Staff outlines in its comment.  The financial guaranty insurance concept of linking claim liability recognition to existing stand-ready obligations, which is not addressed in ASC 944-805-30-1, resulted in us adopting our accounting policy.

ASC 944-805-25-1 states, “The acquirer shall consider insurance and reinsurance contracts acquired in a business combination to be new contracts for measurement and accounting purposes.” ASC 944-40-35-28, furthermore, indicates that UPR

…represents the insurance entity’s stand-ready obligation under a financial guarantee insurance contract at initial recognition.  If the likelihood of a default (insured event) increases so that the present value of the expected net cash outflows expected to be paid under the insurance contract exceeds the unearned premium revenue, the insurance entity shall recognize a claim liability (in addition to the unearned premium revenue)…

Based on the above, we were required to:

1) recognize the value of the acquired insurance and reinsurance contracts at fair value;

2) record UPR for contracts that, at the acquisition date, had associated future cash flows, which includes all deals where we have an ongoing commitment to provide insurance coverage; and

3) consider the UPR associated with those acquired contracts noted in 2 above in determining claim liabilities.

Accordingly, the fair value of a policy on the acquisition date with a remaining stand-ready obligation represents the measure of that stand-ready obligation because it represents the amount that a financial guaranty insurer similar to the Company would require to write that policy at that time.  Claim liabilities for financial guaranty insurance policies are recorded only to the extent that expected losses exceed the value of the stand-ready obligation.  For AGMH policies, initial recognition is on the acquisition date of July 1, 2009.  Because this liability represents our stand-ready obligation to perform under the contract and ASC 944-605-25-25 refers to this stand-ready obligation at initial recognition as UPR, we classified this liability as UPR on our balance sheet.

The Company’s stand-ready obligation is measured at the amount the Company would charge to enter into such a contract as of the acquisition date (and is equal to fair value). Acquisition accounting results in a new basis of accounting and measurement; therefore, as applied to financial guaranty insurance policies the entire fair value should be reflected on the balance sheet with no separate recognition of pre-acquisition loss estimates, as we have a remaining stand-ready obligation and these estimated cash flows are inherently included in the pricing of the contract at that time. This view is supported by ASC 944-805-25-1 in conjunction with ASC 944-40-35-28, as mentioned above.

Additional losses due to post-acquisition adverse development would not be reflected in the balance sheet as a separate loss item for financial guaranty insurance policies until the expected loss exceeds the UPR balance. This adverse development would be reflected in footnote disclosures in accordance with financial guaranty insurance accounting guidance.

Consistent with this notion, under the financial guaranty accounting model a separate claim liability, in addition to UPR for contracts with a remaining stand-ready obligation, would not exist if a new contract were written on the purchase date.

We believe this accounting treatment is appropriate based on financial guaranty accounting guidance and its interplay with acquisition accounting and better reflects the economics related to the acquired contracts. The Company’s stand-ready obligation for the acquired AGMH policies at acquisition is represented by the total fair value of the contract at acquisition, which is consistent with the Company’s accounting for the financial guaranty policies that it issues. We further believe that the proper presentation in the balance sheet of the new fair value basis of the Company’s stand-ready obligation is on one line item for AGMH’s direct and assumed policies (“UPR”) and a separate line item for AGMH’s ceded contracts (“Ceded UPR”).  Based on discussions with our auditors, PricewaterhouseCoopers, the acquisition accounting for financial guarantee insurance contracts approach that we adopted, including establishing UPR at fair value, is appropriate.

Loss and Loss Adjustment Expense Reserves, page 197

5.              You disclose here and in your discussion of the AGMH Acquisition on page 188 that you charge claims paid that have not yet been expensed to a contra account of your unearned premium reserve.  It appears that that has the effect of deferring the recognition of an incurred claim in your statement of operations.  Please provide us an analysis with reference to authoritative literature demonstrating how this accounting complies with GAAP.

Company Response

The accounting treatment outlined above applies only to policies where a claim payment is made but a stand-ready obligation continues to exist.  Under ASC 944-40-25-42, financial guaranty insurance companies are required to recognize a claim liability on a financial guarantee insurance contract only when the insurance enterprise expects that a claim loss will exceed the unearned premium revenue for that contract based on the present value of expected net cash outflows to be paid under the insurance contract.  This guidance results in no separate recognition of claims expense when the expected incurred claim is less than the Company’s stand-ready obligation.(1)  However, this does not result in any deferral of the recognition of the expected claim payments.  Rather, those payments are already embodied in the stand-ready obligation, as noted by the FASB in paragraphs B35-36 of the basis of conclusions of SFAS 163, which state [emphasis added],

B35.  Financial guarantee insurance contracts generally (a) provide insurance protection over an extended period of time and (b) are noncancellable.  Therefore, in the Exposure Draft, the Board proposed to address claim liability recognition in the context of the long-duration insurance accounting model in Statement 60.  Consistent with its view that the premium specified by a financial guarantee insurance contract represents the best measure of the obligation created by the contract (the “stand-ready” obligation) at inception of the contract, the Board concluded that the liability for the unearned premium revenue at inception of the financial guarantee insurance contract provides the best representation of that obligation.  Accordingly, a claim liability is recognized when the expected net cash outflows exceed the liability for the unearned premium revenue.  If a claim liability is subsequently recognized, the insurance enterprise’s obligation under the financial guarantee insurance contract would be conceptually represented by combining (a) the liability for the unearned premium revenue on that contract and (b) the claim liability recognized for that contract under this Statement.

B36.  Some respondents to the Exposure Draft disagreed with the Board’s decision that a claim liability should be recognized when the present value of the expected net cash outflows exceed the unearned premium revenue.  Those respondents commented that linking premium revenue recognition and claim liability recognition reduces the usefulness of financial statements and delays the recognition of the claim liability.  The Board disagreed noting that the unearned premium revenue represents the obligation to stand ready at inception and, by definition, links all of the potential cash flows of the insurance contract.  Furthermore, the Board observed that the claim liability and unearned premium revenue are recognized on a contract-by-contract basis, not on a portfolio basis.  Therefore, the entire amount of the expected claim payments are recognized, albeit partly as the unearned premium revenue and partly as the claim liability.

While financial guarantee insurance guidance is silent on the accounting for claim payments, ASC 944-40-55-32—34 provides an example of a company which has estimated a full limit loss on a contract (i.e., debt service in its entirety), resulting in the

(1)  Also, see PricewaterhouseCoopers’ “Dataline 2008-28: FAS 163 Provides New Accounting and Disclosure Guidance for Financial Guarantee Insurance Contracts”, paragraphs 25-27, for the firm’s discussion of this issue.

company’s only remaining obligation being the payment of claims.  In these instances, “all related balances of the insured obligation are written off, including the unearned premium revenue.” (2) Note that these balances would be written off at the time a full limit default occurs, which is not necessarily the same time as the claim payment.

As noted in our response to Comment 4, a more frequent occurrence in our experience is where the Company expects to pay claims in the near-term(3), but also has a continuing obligation to provide insurance coverage over the remaining life of the credit. This example is particularly relevant for credits collateralized by residential mortgage and other consumer credit loans for which losses are expected in the near-term, but for only a portion of the exposure (i.e., not a full loss limit). In a typical structured contract, the Company is responsible for insuring any principal and interest shortfalls that the structure incurs, but the payment of a shortfall does not necessarily eliminate the Company’s obligation to “stand ready” for future principal and interest payments and the Company may expect to ultimately recoup all or a portion of their claim payments from the structure.

In those instances where the Company has paid claims or expects losses but there is a continuing stand-ready obligation, there are two scenarios that may occur, namely 1) a loss reserve has been established as expected losses exceed UPR, or 2) there is no loss reserve as the expected loss is less than UPR.  Financial guarantee insurance accounting guidance does not specifically address the accounting for these types of transactions. Based on our discussions with the FASB staff and FASB SFAS 163 project manager, the FASB did not contemplate anything other than a full loss when designing SFAS 163. The guidance in ASC 944-40-55-32—34 (paragraph A13 of SFAS 163) (i.e., write off all balances other than loss reserves relating to the obligation) is inappropriate in our circumstances described above as it assumes there is no continuing obligation other than to pay claims.

We do not believe it is appropriate to reduce UPR directly for claim payments as to do so would result in some part of the UPR not ultimately being recognized as revenue.  ASC 944-605-25-26 states that premium revenue is recognized over the period of the contract and that, as premium revenue is recognized, with a “corresponding adjustment (decrease) in the unearned premium revenue.”  Additionally, paragraph B19 of SFAS 163 indicates that the Board decided to address premium revenue recognition in the context of the SFAS 60 short-duration insurance accounting model.  Recognition of the entire UPR as revenue (as opposed to netting some part against claim expense) is consistent with the SFAS 60 short-duration model. Lastly, offsetting the UPR against a claim liability would result in different amounts of revenue for similar contracts with fixed premiums depending on the claim experience of those contracts.  A contract with no claim experience would recognize the full UPR as revenue, while a contract with claim experience recognize some lesser amount.  Again, this would not be consistent with the short-duration model or general revenue recognition principles.

(2)  Note (b) to the table in ASC 944-40-55-34 indicates that there is no outstanding UPR for insured financial obligations where an event of default has occurred (i.e., Surveillance Category D) and states, “In this instance, it is assumed that once an insured financial obligation is in Category D, the only remaining obligation of the insurance enterprise is making claim payments.  As such, all related balances of the insured financial obligation are written off, including the unearned premium reserve.”

(3)  This example is also relevant to other policies, such as Alt-A closed-end second-lien mortgages, that are expected to pay losses beyond the near-term.

We also do not feel it is appropriate to recognize an incurred loss simply because a claim payment is made when that claim expense would not have otherwise been recognized because it did not exceed the existing UPR, as this would result in a cash basis of accounting for recognizing claim expense in the income statement.  Alternatively, to avoid both the reduction of UPR due to a claim payment and the recognition of an expense item (i.e., incurred loss) on a cash basis, the Company adopted our policy, which most appropriately fit within the tenets of accrual accounting and financial guaranty insurance contract revenue recognition.  When future expected loss plus claim payments do not exceed the existing UPR, determined on a policy-by-policy basis, the claim payments will be recorded on the balance sheet through a debit to a contra-UPR account.  For balance sheet presentation purposes, the contra-UPR balance is netted against the UPR balance.  UPR continues to be recognized as revenue in accordance with the provisions of ASC 944-605.  As UPR amortizes it will eventually be reduced to an amount less than the future claim payments and contra-UPR account.  At that time, the excess of the future claim payments and contra-UPR account above UPR will be recognized as claim expense in the income statement, offset by the change in UPR for no net income effect.  This approach preserves both gross revenue and expense recognition in the income statement and avoids cash basis accounting for certain claim payments.

In conclusion:

•                  For a full limit loss (i.e., the Company has no remaining obligation other than to pay claims), the existing UPR is earned and a full limit loss reserve is established on the balance sheet.  The acceleration of earned premium on the income statement is offset by the increase in incurred loss.  These two items are presented gross on the income statement.

•                  For a partial (i.e. not full limit) loss for which we have a continuing stand-ready obligation:

•                  When future expected losses and paid losses do not exceed UPR, a contra-UPR is recorded for the amount of the claim payment, UPR is recognized as revenue in accordance with standard practice, and claim expense is recognized by reducing the contra-UPR to the UPR balance whenever future expected losses and the contra-UPR balance exceeds the UPR balance.

•                  When expected losses exceed UPR, we recognize claim expense for the amount in excess of UPR.  We continue to amortize UPR to revenue and to the extent necessary will continue to recognize claim expense as UPR amortizes.  Claims paid are charged to loss reserves to the extent of the loss reserve liability.  We charge amounts in excess of our loss reserves to the contra-UPR account.

5. Financial Guaranty Contracts Accounted for as Insurance Contracts

Significant Risk Management Activities, page 210

6.              Please revise your disclosure to clarify, if true, that the “number of risks” identified in your table on page 212 is the number of insurance policies in each of your surveillance categories.

Company Response

A risk represents the aggregate of the financial guarantee policies that share the same revenue source for purposes of making debt service payments.

The Company will revise its disclosure commencing with its Form 10-Q filing for the quarter ended September 30, 2010 to clarify this point.

U.S. Second Lien RMBS: HELOCs and CES, page 215

7.              On page 218 you disclose that as of December 31, 2009 you performed, through several loan file diligence firms and law firms, a detailed review of approximately 18,800 loan files representing nearly $1.5 billion in outstanding par of defaulted second lien loans underlying insured transactions, and identified a material number of defaulted loans that breach representations and warranties regarding the characteristics of the loans in the securitized transactions.  You also disclose that you continue to review loan files for breaches, that you have reached agreement to have $147.1 million of the second lien loans repurchased and that you included in your loss estimates for second liens an estimated benefit for repurchases of $905.1 million, of which $448.1 million is netted from your GAAP loss reserves, with the remainder related to policies whose calculated expected loss is less than its deferred premium revenue.  Please address the following comments:

•                  Please revise your disclosure to clarify whether you have initiated legal proceedings to recover amounts associated with breaches of representations and warranties.  In this regard, it appears from your disclosure that the amount of these recoveries is subject to uncertainty due in part to negotiated settlements or litigation, but it is unclear whether you initiated litigation.

•                  Please revise your disclosure, here or in MD&A, to clarify how you estimated your recoveries.  Please describe the process you undertook to estimate the amount of recoveries.  Please clarify:

•      How you identified the files to review;

•      What you characterize as a breach warranting recovery;

•      Whether and how you extrapolated the results of your loan file reviews to other loans in your insured securitizations; and

•      Whether you include any gain contingencies, such as damages, in your distribution of possible recoveries and why such inclusion is appropriate.

•                  With a view toward understanding the relationship between recoveries recorded and your potential exposures, please revise your disclosure, here or in the MD&A, to:

•      Quantify the number of policies on which you recorded recoveries associated with breaches of representations and warranties;

•      Quantify the principal and interest exposure related to the recoveries you recorded and how they relate to your disclosures regarding policies under surveillance as disclosed on page 212.

•                  With a view toward understanding the relationship between the recoveries recorded for breaches of representations and warranties and all recoveries, please revise your disclosure, here or in MD&A, to:

•      Summarize in one place the amount of recoveries related to breaches of representations and warranties.  In this regard, it appears that you have reflected in your loss reserve estimates $905.7 million associated with second lien transactions as disclosed on page 218, and $268.0 million associated with first lien transactions as disclosed on page 223, and it is unclear whether there are other recoveries related to breaches of representations and warranties.

•      Please clarify how recoveries for breaches of representations and warranties relate to the $225.9 million net recoverable asset as disclosed on page 213 and the $1,505.7 million gross potential recoveries as disclosed on page 212.

•                  With a view toward understanding when recoveries are initially recognized, the adjustments to previously recorded recoveries and the cash received on the recoveries, please provide a rollforward of recoveries similar to the loss reserve rollforward pursuant to ASC 944-40-50-3.  Please revise your disclosure to discuss the changes in your estimates from prior periods.

•                  Please revise your disclosure to indicate when you expect to receive these recoveries.

Company Response

In response to your comments, the Company will modify the wording that appeared on page 218 of its 10-K filing for the fiscal year ended December 31, 2009, commencing with its 10-Q filing for the quarter ended September 30, 2010.  Such modification (as reflected in the wording below from its 10-K filing) would be substantially as set forth below, updated for the relevant fiscal period.  Modifications to the original wording are underlined; wording that we believe addresses the characterization of representation and warranty breaches is shown in italics.

“Performance of the collateral underlying certain securitizations has substantially differed from the Company’s original expectations. Employing several loan file diligence firms and law firms as well as internal resources, as of December 31, 2009 the Company had performed a detailed review of approximately 18,800 files that defaulted, representing nearly $1.5 billion in outstanding par of defaulted second lien loans underlying insured transactions, and identified a material number of defaulted loans that breach representations and warranties regarding the characteristics of the loans such as misrepresentation of income or occupation, undisclosed debt and the loan not underwritten in compliance with guidelines. The Company continues to review new files as new loans default and as new loan files are made available to it. Following negotiation with the sellers and originators of the breaching loans, as of December 31, 2009 the Company had reached agreement to have $147.1 million of the second lien loans repurchased. The $147.1 million represents 1,490 loans and is viewed as a recovery on paid losses and, accordingly, has no effect on the Company’s exposure. These amounts reflect the negotiated agreements and not legal settlements. As of March 1, 2010, the Company has not commenced legal proceedings against any of the originators.  The Company has included in its loss estimates for second liens as of December 31, 2009 an estimated benefit from repurchases of $905.1 million, of which $448.1 million is netted from the Company’s GAAP loss reserves, with the balance pertaining to policies whose calculated expected loss is less than its deferred premium revenue, principally as a result of the effects of purchase accounting on AGM’s financial guaranty policies. This amount was calculated by extrapolating each transaction’s breach rate on defaulted obligations to projected defaults.  The Company has performed statistical sampling to validate this assumption.  The Company did not incorporate any gain contingencies or damages from potential litigation in its estimated repurchases. The amount the Company ultimately recovers related to contractual representations and warranties is uncertain and subject to a number of factors including the counterparty’s ability to pay, the number and amount of loans determined to have breached representations and warranties and, potentially, negotiated settlements or litigation. As such, the Company’s estimate of recoveries is uncertain and actual amounts realized may differ significantly from these estimates. In arriving at the expected recovery from breaches of representations and warranties the Company considered: the credit worthiness of the provider of representations and warranties, the number of breaches found on defaulted loans, the success rate resolving these breaches with the provider of the representations and warranty and the potential amount of time until the recovery is realized. This calculation involved a variety of scenarios which ranged from the Company recovering substantially all of the losses it incurred due to violations of representations and warranties to the Company realizing very limited recoveries. These scenarios were probability weighted in order to determine the recovery incorporated into the Company’s reserve estimate. This approach was used for both loans that had already defaulted and those assumed to default in the future. In all, recoveries were limited to amounts paid or expected to be paid out by the Company.”

“The following table represents the Company’s total estimated recoveries from defective mortgage loans included in certain U.S. RMBS loan securitizations that it insures.  The Company had $1.2 billion of estimated recoveries from ineligible loans as of December 31, 2009 of which $0.3 billion is reported in salvage and subrogation recoverable, $0.6 billion netted in loss and loss adjustment expense reserves and $0.3 billion included within the Company’s unearned premium reserve portion of its stand-ready obligation reported on the Company’s consolidated balance sheet.

($ in millions)

	# of Insurance Policies as of December 31, 2009 with R&W Benefit Recorded	Outstanding Principal and Interest of Policies with R&W Benefit Recorded as of December 31, 2009	Future Net R&W Benefit at December 31, 2008	R&W Development and Accretion of Discount during Year	R&W Recovered During 2009	R&W Benefit from AGMH Acquisition	Future Net R&W Benefit at December 31, 2009
Alt-A	17	$1,821.5	$—	$64.2	$—	$—	$64.2
CES	2	224.1	—	76.5	—	—	76.5
HELOC	11	4,384.5	49.3	618.9	66.9	227.4	828.6
Option ARM	9	2,437.5	—	41.2	16.7	179.3	203.7
Prime	—	—	—	—	—	—	—
Subprime	—	—	—	—	—	—	—
Total	39	$8,867.5	$49.3	$800.8	$83.6	$406.7	$1,173.1

The $800.8 million development and accretion of discount during the year in the above table primarily resulted from an increase in loan file reviews and extrapolation of expected recoveries.  The Company assumes that recoveries on HELOC and CES loans will occur in two years from the balance sheet date and that recoveries on Alt-A, Option ARM and Subprime loans will occur as claims are paid over the life of the transactions.”

The $1,505.7 million gross potential recoveries disclosed on page 212 includes benefits for representation and warranty breaches as well as excess spread and draws on HELOCs.  The $1,505.7 million is also presented gross of reinsurance and undiscounted. The $225.9 million net recoverable asset on page 213 is net of reinsurance and discounted and is comprised of the $0.3 billion representation and warranty benefit amount reported in salvage and subrogation recoverable (above), partially offset by projected future cash outflows for the particular contracts.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Change in Fair Value of Credit Derivatives, page 123

8.              You disclose on page 126 that your estimate of expected claim payments related to BIG credit impaired CDS includes a benefit for breaches of representations and warranties of approximately $57 million.  Please explain to us whether and, if so, how you included these recoveries in your estimate of fair value of these CDS.  In addition, please explain to us how your CDS agreements are written to address representations and warranties regarding the quality of underlying loans.  In your response, please clarify whether these CDS are written with the securitization trust sponsor or the holder of a certificated interest in the trust.

Company Response

As part of our estimate of the fair value of CDS, the Company considered the potential for collection of the $57 million benefit attributable to breaches of representation and warranties and determined that we do not have enough experience at this point with collecting these monies on CDS contracts to believe that someone in our hypothetical exit market would pay us for these cash flows.  The Company, therefore, currently does not assign any value to them as part of our fair value process.  We could, in future periods, assign a value to representation and warranty amounts based on how our experience in collecting these monies from the deal originator develops.

The Company’s estimate of the expected claims payments on CDS is our view of what our net estimated claims will be on our CDS contracts, not the current fair value of the contract. We include these amounts because we believe the readers of the Company’s financial statements find them useful.

Under the Company’s CDS contracts, the Company sells credit protection to buyers that are hedging positions with respect to specified RMBS obligations referenced under the applicable CDS contract.  In many but not all cases, the entity buying the CDS protection on the referenced obligations is affiliated with the sponsor of the RMBS securitization.  In its capacity as seller of protection, the Company typically does not have direct rights under the CDS contract to enforce remedies for breaches of representations and warranties with respect to the referenced RMBS obligations.  However, the Company in some cases has rights to require the buyer of protection to pursue such remedies.  In other CDS transactions, the Company has direct rights in the underlying RMBS documentation.  In addition, the Company believes there are also indirect solutions to the enforcement of these remedies, such as working with the trustee to pursue the claims.  The Company will consider representation and warranty claim recoveries on CDS contracts only where it believes it can effectively pursue a recovery.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (212) 261-5511 or (441) 278-6633, or me, at (212) 408-6066 or (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:           Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance

Ibolya Ignat, Staff Accountant, Division of Corporate Finance

Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.

William Findlay, Director of Accounting Policy, Assured Guaranty Ltd.